

Mail Stop 4546

December 5, 2016

VIA E-mail
Eric d'Esparbes
Senior Vice President, Finance and Chief Financial Officer
Innoviva, Inc.
2000 Sierra Point Parkway, Suite 500
Brisbane, CA 94005

> **Re: Innoviva, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **File No. 000-30319**

Dear Mr. d'Esparbes:

We have reviewed your November 1, 2016 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our reference to a prior comment is to a comment in our October 25, 2016.

Notes to Consolidated Financial Statements
1. Description of Operations and Summary of Significant Accounting Policies
Segment Reporting, page 59

1. Please refer to your response to our prior comment 1. We acknowledge your decision to provide disaggregated disclosure of capitalized fees by major geographic location. We question, however, your policy of allocating royalties based on customer location. Although, this basis of allocation appears to technically meet the requirement under ASC 280-10-50-41 and ASC 280-10-55-22, it would appear that allocation of royalties to major geographic location based on sales to the location by GSK would be more relevant and informative. This allocation would provide investors information about revenues and trends in major geographic locations and additionally would provide them some sense as to how royalties

contribute to the recovery of the related capitalized fees. Please tell us why you choose to allocate royalties to geographic location based on customer location rather than based on sales to the location by GSK. Please provide us the amounts of royalty revenue recognized to major geographic location allocated based on sales to location by GSK for the years ended December 31, 2015 and 2014 and for the nine month ended September 30, 2016 and 2015.

You may contact James Peklenk, Staff Accountant at (202) 551-3661 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance